Exhibit 1

NXP Semiconductors Reports First Quarter 2015 Results

Q1 2015
Revenue	$1,467 million
GAAP Gross margin	48.0%
GAAP Operating margin	20.1%
GAAP Diluted earnings per share	($0.46)
Non-GAAP Gross margin	48.5%
Non-GAAP Operating margin	26.2%
Non-GAAP Diluted earnings per share	$1.35

Eindhoven, The Netherlands, April 30, 2015 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the first quarter ended April 5, 2015, as well as provided guidance for the second quarter of 2015.

“Our results in the first quarter of 2015 were strong, as NXP delivered total revenue of $1.47 billion and non-GAAP operating margin of 26 percent. Revenue increased nearly 18 percent from the same period in the prior year, and declined about 5 percent from the prior quarter, despite the strengthening of the US dollar during the quarter. Our product mix was better than planned, allowing us to deliver significantly better profitability. Non-GAAP diluted earnings per share were $1.35, at the high-end of guidance, and we generated $288 million non-GAAP free cash flow,” said Richard Clemmer, NXP Chief Executive Officer.

“During the quarter we announced the merger between NXP and Freescale Semiconductor, creating the fourth largest non-memory semiconductor company – a true high performance mixed signal global powerhouse. We are making good progress on the integration planning of the two companies and are working through the regulatory process. We continue to see the merger closing in the second half of 2015, and have already named the top layer of management in the combined entity. As we progress through the process, I want to personally thank all the NXP and Freescale employees for their continued focus, diligence and openness to change. We are creating a true industry leader focused on delivering differentiated product solutions which we believe will create significant value for our customers and shareholders”, said Clemmer.

Summary of First Quarter 2015 Results ($ millions, except diluted EPS, unaudited)

	Q1 2015	Q4 2014	Q1 2014	Q - Q	Y - Y
Product Revenue	$1,427	$1,500	$1,207	-4.9%	18.2%
Corporate & Other	$40	$37	$39	8.1%	2.6%

Total Revenue	$1,467	$1,537	$1,246	-4.6%	17.7%
GAAP Gross Profit	$704	$704	$585	0.0%	20.3%
Gross Profit Adjustments (1)	$(7)	$(12)	$(32)
Non-GAAP Gross Profit	$711	$716	$617	-0.7%	15.2%
GAAP Gross Margin	48.0%	45.8%	47.0%
Non-GAAP Gross Margin	48.5%	46.6%	49.5%
GAAP Operating Income	$295	$310	$183	-4.8%	61.2%
Operating Income Adjustments (1)	(90)	(79)	(118)
Non-GAAP Operating Income	$385	$389	$301	-1.0%	27.9%
GAAP Operating Margin	20.1%	20.2%	14.7%
Non-GAAP Operating Margin	26.2%	25.3%	24.2%
GAAP Net Income / (Loss)	$(107)	$149	$110	NM	NM
Net Income Adjustments (1)	(435)	(178)	(139)
Non-GAAP Net Income / (Loss)	$328	$327	$249	0.3%	31.7%
GAAP EPS	$(0.46)	$0.61	$0.43	NM	NM
EPS Adjustments (1)	$(1.81)	$(0.74)	$(0.55)
Non-GAAP EPS	$1.35	$1.35	$0.98	0.0%	37.8%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Additional Information for the First Quarter of 2015:

•	On February 9, 2015, NXP acquired Quintic’s Bluetooth Low Energy (BTLE) and Wearable businesses. With this transaction, NXP adds BTLE to an existing portfolio of ultra-low power RF-connectivity solutions key to the Internet-of-Things.

•	On February 19, 2015, NXP announced its intention to establish a joint venture (JV) with China state-owned investment company JianGuang Asset Management Co. Ltd (JAC Capital) in China. The JV is intended to combine NXP’s advanced technology from its Bipolar Power business line with JAC Capital’s connections in the Chinese manufacturing network and distribution channels.

•	On March 1, 2015, NXP and Freescale Semiconductor, Ltd. (NYSE: FSL) signed a definitive agreement under which NXP will merge with Freescale. In connection with the merger transaction, NXP has filed with the Securities and Exchange Commission (“SEC”) a draft registration statement on Form F-4; the information contained herein is not complete yet and may be changed until being declared effective by the SEC.

•	On March 9, 2015, NXP acquired Athena SCS Ltd., a provider of solutions securing the rapidly expanding connected world. The acquisition will further strengthen NXP’s offering in providing secure solutions across a multitude of applications in the areas of Internet-of-Things, portable & wearables and automotive.

•	NXP repurchased “sell-to cover transactions” by employees—approximately 50 thousand shares in the first quarter of 2015 for a total cost of approximately $4 million.

•	Net cash interest paid in the first quarter of 2015 was $43 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported first quarter 2015 operating income of $42 million, EBITDA of $57 million and a closing cash balance of $461 million.

•	Utilization in NXP wafer-fabs averaged 99 percent in the first quarter of 2015 compared to 93 percent in the prior year period and 99 percent in the prior quarter.

Supplemental Information ($ millions, unaudited)

	Q4 2014	Q4 2014	Q4 2013	% Q4 Total	Q - Q	Y - Y
Automotive	$302	$292	$276	21%	3%	9%
Secure Identification Solutions	$222	$223	$254	15%	0%	-13%
Secure Connected Devices	$289	$349	$180	20%	-17%	61%
Secure Interfaces and Power	$291	$305	$202	20%	-5%	44%

High Performance Mixed Signal (HPMS)	$1,104	$1,169	$912	75%	-6%	21%
Standard Products (STDP)	$323	$331	$295	22%	-2%	9%

Product Revenue	$1,427	$1,500	$1,207	97%	-5%	18%
Corporate & Other	$40	$37	$39	3%	8%	3%

Total Revenue	$1,467	$1,537	$1,246	100%	-5%	18%

Product revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Guidance for the Second Quarter 2015: ($ millions, except diluted share count and diluted EPS) (1)

	Low	Mid	High
Product Revenue	$1,447	$1,472	$1,496
Q-Q	1%	3%	5%
Other Revenue	$38	$38	$38

Total Revenue	$1,485	$1,510	$1,535
Q-Q	1%	3%	5%
Non-GAAP Gross Profit	$720	$732	$745
Non-GAAP Gross Margin	48.5%	48.5%	48.5%
Non-GAAP Operating Income	$387	$401	$414
Non-GAAP Operating Margin	26.0%	26.5%	27.0%
Interest Expense	$(34)	$(34)	$(34)
Cash Taxes	$(10)	$(11)	$(11)
Non-controlling Interest	$(20)	$(21)	$(21)

Non-GAAP Net Income	$323	$336	$348
Ave. Diluted Shares	243	243	243
Non - GAAP EPS	$1.33	$1.38	$1.43

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “diluted non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt,” (xix) “non-GAAP free cash flow” and (xx) “non-GAAP free cash flow margin.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” is to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, other incidental items and certain other adjustments. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” is to our non-GAAP gross profit or our non-GAAP operating income as a percentage of total revenue, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due to non-cash interest expense on convertible notes; foreign exchange changes on our Euro-denominated debt; gains or losses due to the extinguishment of long-term debt; changes in fair value of warrant liability; and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” represents the cash tax payments during the period;

•	“diluted non-GAAP EPS” attributable to stockholders is to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the diluted weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” is to NXP’s earnings before financial income (expense), taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” is to EBITDA after adjustments for “restructuring costs,” “stock-based compensation,” “other incidental items,” “other adjustments” and results related to equity accounted investees;

•	“trailing 12 month adjusted EBITDA” is to adjusted EBITDA for the last 12 months;

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet;

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement.

•	“non-GAAP free cash flow margin” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as a percentage of total revenue.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on April 30, 2015 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its first quarter results and provide an outlook for the second quarter of 2015.

Interested parties may join the conference call by dialing 1 – 877 – 280 – 4957 (within the U.S.) or 1 – 857 – 244 – 7315 (outside of the U.S.). The participant pass-code is 44208457. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $5.65 billion in 2014. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

	Three Months Ended
($ in millions except share data)	April 5, 2015	Dec. 31, 2014	March 30, 2014
Revenue	$1,467	$1,537	$1,246
Cost of revenue	(763)	(833)	(661)

Gross profit	704	704	585
Research and development	(199)	(198)	(189)
Selling, general and administrative	(210)	(198)	(213)

Total operating expenses	(409)	(396)	(402)
Other income (expense)	—	2	—

Operating income (loss)	295	310	183
Financial income (expense):
Interest income (expense)—net	(46)	(40)	(34)
Foreign exchange gain (loss)	(208)	(91)	(2)
Gain (loss) on extinguishment of long term debt	—	—	(3)
Changes in fair value of warrant liability	(115)	(2)	—
Other financial expense	(4)	(4)	(6)

Income (loss) before taxes	(78)	173	138
Benefit (provision) for income taxes	(15)	(9)	(15)
Results relating to equity-accounted investees	3	3	1

Net income (loss)	(90)	167	124
Net (income) loss attributable to non-controlling interests	(17)	(18)	(14)

Net income (loss) attributable to stockholders	(107)	149	110
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$(0.46)	$0.64	$0.45
Diluted earnings per common share in $	$(0.46)	$0.61	$0.43
Weighted average number of shares of common stock (in thousands):
Basic	233,116	232,367	245,300
Diluted	233,116	242,901	255,167

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

	As of
($ in millions)	April 5, 2015	Dec. 31, 2014	March 30, 2014
Current assets:
Cash and cash equivalents	$1,355	$1,185	$720
Accounts receivable – net	539	546	556
Other receivables	46	47	34
Assets held for sale	59	—	11
Inventories	772	755	740
Other current assets	123	107	126

Total current assets	2,894	2,640	2,187
Non-current assets:
Investments in equity-accounted investees	73	71	53
Other non-current assets	479	365	143
Property, plant and equipment	1,107	1,123	1,045
Identified intangible assets	558	573	707
Goodwill	1,954	2,121	2,354

Total non-current assets	4,171	4,253	4,302
Total assets	7,065	6,893	6,489
Current liabilities:
Accounts payable	755	729	558
Liabilities held for sale	6	—	1
Accrued liabilities	532	571	639
Short-term debt	32	20	37

Total current liabilities	1,325	1,320	1,235
Non-current liabilities:
Long-term debt	4,012	3,979	3,546
Other non-current liabilities	993	793	425

Total non-current liabilities	5,005	4,772	3,971
Non-controlling interests	280	263	259
Stockholders’ equity	455	538	1,024

Total equity	735	801	1,283
Total liabilities and equity	7,065	6,893	6,489

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

	Three Months Ended
($ in millions)	April 5, 2015	Dec. 31, 2014	March 30, 2014
Cash Flows from operating activities
Net income (loss)	$(90)	$167	$124
Adjustments to reconcile net income (loss):
Depreciation and amortization	95	97	102
Stock-based compensation	35	34	28
Change in fair value of the Warrant liability	115	—	—
Amortization of discount on convertible debt	10	—	—
Net (gain) loss on sale of assets	—	(3)	—
(Gain) loss on extinguishment of debt	—	—	3
Results relating to equity accounted investees	(3)	(3)	(1)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(39)	112	(55)
(Increase) decrease in inventories	(53)	(27)	1
Increase (decrease) in trade payables	46	67	14
(Increase) decrease in other receivables	(15)	9	12
Increase (decrease) in other payables	64	4	35
Changes in deferred taxes	5	(1)	3
Exchange differences	208	91	2
Other items	(10)	9	5

Net cash provided by (used for) operating activities	368	556	273
Cash flows from investing activities:
Purchase of identified intangible assets	(2)	(10)	(9)
Capital expenditures on property, plant and equipment	(80)	(107)	(51)
Proceeds from disposals of property, plant and equipment	—	2	1
Proceeds from disposals of assets held for sale	—	3	3
Purchase of interests in businesses	(103)	(6)	—
Proceeds from return of equity investment	1	—	—
Other	1	(14)	—

Net cash (used for) provided by investing activities	(183)	(132)	(56)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	—	(1)
Repayments under the revolving credit facility	—	(750)	(100)
Amounts drawn under the revolving credit facility	—	—	450
Repurchase of long-term debt	—	—	(92)
Principal payments on long-term debt	(10)	(5)	(1)
Net proceeds from the issuance of long-term debt	—	1,134	—
Proceeds from the sale of warrants	—	134	—
Cash paid for Notes hedge derivatives	—	(208)	—
Cash proceeds from exercise of stock options	16	48	40
Purchase of treasury shares	(4)	(180)	(458)

Net cash provided by (used for) financing activities	1	173	(162)
Effect of changes in exchange rates on cash positions	(16)	(6)	(5)

Increase (decrease) in cash and cash equivalents	170	591	50
Cash and cash equivalents at beginning of period	1,185	594	670

Cash and cash equivalents at end of period	1,355	1,185	720

Non-Cash Financing
Exchange of Term Loan A1 for Term Loan E	—	—	400

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

	Three Months Ended
($ in millions)	April 5, 2015	Dec. 31, 2014	March 30, 2014
High Performance Mixed Signal (HPMS)	1,104	1,169	912
Standard Products	323	331	295

Product Revenue	1,427	1,500	1,207
Corporate and Other	40	37	39

Total Revenue	$1,467	$1,537	$1,246

HPMS Revenue	$1,104	$1,169	$912
Percent of Total Revenue	75.3%	76.1%	73.2%
HPMS segment GAAP gross profit	597	595	508
PPA effects	—	(1)	(1)
Restructuring	(1)	—	—
Stock based compensation	(1)	(2)	(2)
Other incidentals	—	1	—

HPMS segment non-GAAP gross profit	$599	$597	$511

HPMS segment GAAP gross margin	54.1%	50.9%	55.7%
HPMS segment non-GAAP gross margin	54.3%	51.1%	56.0%
HPMS segment GAAP operating profit	266	277	200
PPA effects	(14)	(16)	(24)
Restructuring	(11)	(2)	(2)
Stock based compensation	(28)	(27)	(22)
Other incidentals	—	1	(1)

HPMS segment non-GAAP operating profit	$319	$321	$249

HPMS segment GAAP operating margin	24.1%	23.7%	21.9%
HPMS segment non-GAAP operating margin	28.9%	27.5%	27.3%
Standard Products Revenue	$323	$331	$295
Percent of Total Revenue	22.0%	21.5%	23.7%
Standard Products segment GAAP gross profit	110	103	85
PPA effects	(1)	—	—
Restructuring	—	(6)	(7)
Stock based compensation	(1)	(1)	(1)
Other incidentals	(1)	(3)	(5)

Standard Products segment non-GAAP gross profit	$113	$113	$98

Standard Products segment GAAP gross margin	34.1%	31.1%	28.8%
Standard Products segment non-GAAP gross margin	35.0%	34.1%	33.2%
Standard Products segment GAAP operating profit	52	41	12
PPA effects	(14)	(12)	(15)
Restructuring	—	(6)	(15)
Stock based compensation	(7)	(7)	(6)
Other incidentals	(1)	(3)	(5)

Standard Products segment non-GAAP operating profit	$74	$69	$53

Standard Products segment GAAP operating margin	16.1%	12.4%	4.1%
Standard Products segment non-GAAP operating margin	22.9%	20.8%	18.0%
Corporate and Other Revenue	$40	$37	$39
Percent of Total Revenue	2.7%	2.4%	3.1%
Corporate and Other segment GAAP gross profit	(3)	6	(8)
PPA effects	(2)	(2)	(2)
Restructuring	—	1	(16)
Other incidentals	—	1	2

Corporate and Other segment non-GAAP gross profit	$(1)	$6	$8

Corporate and Other segment GAAP gross margin	-7.5%	16.2%	-20.5%
Corporate and Other segment non-GAAP gross margin	-2.5%	16.2%	20.5%
Corporate and Other segment GAAP operating profit	(23)	(8)	(29)
PPA effects	(5)	(6)	(7)
Restructuring	(1)	(4)	(16)
Other incidentals	(9)	3	(5)

Corporate and Other segment non-GAAP operating profit	$(8)	$(1)	$(1)

Corporate and Other segment GAAP operating margin	-57.5%	-21.6%	-74.4%
Corporate and Other segment non-GAAP operating margin	-20.0%	-2.7%	-2.6%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

	Three Months Ended
($ in millions except share data)	April 5, 2015		Dec. 31, 2014	March 30, 2014
Revenue	$1,467		$1,537	$1,246
GAAP Gross profit	$704		$704	$585
PPA effects	(3)		(3)	(3)
Restructuring	(1)		(5)	(23)
Stock Based Compensation	(2)		(3)	(3)
Other incidentals	(1)		(1)	(3)

Non-GAAP Gross profit	$711		$716	$617

GAAP Gross margin	48.0%		45.8%	47.0%
Non-GAAP Gross margin	48.5%		46.6%	49.5%
GAAP Research and development	$(199)		$(198)	$(189)
Restructuring	(8)		(4)	(9)
Stock based compensation	(8)		(7)	(3)
Other incidentals	—		—	(1)

Non-GAAP Research and development	$(183)		$(187)	$(176)

GAAP Selling, general and administrative	$(210)		$(198)	$(213)
PPA effects	(30)		(31)	(41)
Restructuring	(3)		(3)	(1)
Stock based compensation	(25)		(24)	(22)
Other incidentals	(9)		3	(8)

Non-GAAP Selling, general and administrative	$(143)		$(143)	$(141)

GAAP Other income (expense)	$—		$2	$—
PPA effects	—		—	(2)
Other incidentals	—		(1)	1

Non-GAAP Other income (expense)	$—		$3	$1

GAAP Operating income (loss)	$295		$310	$183
PPA effects	(33)		(34)	(46)
Restructuring	(12)		(12)	(33)
Stock based compensation	(35)		(34)	(28)
Other incidentals	(10)		1	(11)

Non-GAAP Operating income (loss)	$385		$389	$301

GAAP Operating margin	20.1%		20.2%	14.7%
Non-GAAP Operating margin	26.2%		25.3%	24.2%
GAAP Financial income (expense)	$(373)		$(137)	$(45)
Non-cash interest expense on convertible notes	(10)		(3)	—
Foreign exchange gain (loss) on debt	(208)		(91)	(2)
Gain (loss) on extinguishment of long term debt	—		—	(3)
Changes in fair value of warrant liability	(115)		(2)	—
Other financial expense	(4)		(4)	(6)

Non-GAAP Financial income (expense)	$(36)		$(37)	$(34)

GAAP Income tax benefit (provision)	$(15)		$(9)	$(15)
Other adjustments	(11)		(2)	(11)

Non-GAAP Cash tax (expense)	$(4)		$(7)	$(4)

GAAP Results relating to equity-accounted investees	$3		$3	$1
Other adjustments	3		3	1

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—

GAAP Net income (loss)	$(90)		$167	$124
PPA effects	(33)		(34)	(46)
Restructuring	(12)		(12)	(33)
Stock based compensation	(35)		(34)	(28)
Other incidentals	(10)		1	(11)
Other adjustments	(345	)(1)	(99)	(21)

Non-GAAP Net income (loss)	$345		$345	$263

GAAP Net income (loss) attributable to stockholders	$(107)		$149	$110
PPA effects	(33)		(34)	(46)
Restructuring	(12)		(12)	(33)
Stock based compensation	(35)		(34)	(28)
Other incidentals	(10)		1	(11)
Other adjustments	(345)		(99)	(21)

Non-GAAP Net income (loss) attributable to stockholders	$328		$327	$249

GAAP Weighted average shares—diluted	233,116		242,901	255,167
Non-GAAP Adjustment	10,210		—	—

Non-GAAP Weighted average shares—diluted	243,326		242,901	255,167

GAAP Diluted net income (loss) attributable to stockholders per share	$(0.46)		$0.61	$0.43
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$1.35		$1.35	$0.98

1)	Includes: During 1Q15: Non-cash interest expense on convertible Notes: ($10) million; Foreign exchange loss on debt: ($208) million; Changes in fair value of warrant liability: ($115) million; Other financial expense: ($4) million; Results relating to equity-accounted investees: $3 million; and difference between book and cash income taxes: ($11) million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

	Three Months Ended
($ in millions)	April 5, 2015	Dec. 31, 2014	March 30, 2014
Net Income	$(90)	$167	$124

Reconciling items to EBITDA
Financial (income) expense	373	137	45
(Benefit) provision for income taxes	15	9	15
Depreciation	58	58	52
Amortization	37	39	50

EBITDA	$393	$410	$286

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(3)	(3)	(1)
Restructuring 1)	12	11	33
Stock based compensation	35	34	28
Other incidental items	10	(1)	11

Adjusted EBITDA	$447	$451	$357

Trailing twelve month adjusted EBITDA	$1,740	$1,650	$1,414

1) Excluding depreciation property, plant and equipment and amortization software related to:
Restructuring	—	1	—

	Three Months Ended
($ in millions)	April 5, 2015	Dec. 31, 2014	March 30, 2014
Net cash provided by (used for) operating activities	$368	$556	$273

Net capital expenditures on property, plant and equipment	(80)	(105)	(50)

Non-GAAP free cash flow	$288	$451	$223
Non-GAAP free cash flow as a percent of Revenue	20%	29%	18%